Marex Group plc

155 Bishopsgate

London EC2M 3TQ

United Kingdom

April 22, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Christian Windsor
Shannon Davis
Lory Empie

Re:	Marex Group plc
Registration Statement on Form F-1 (File No. 333-278231)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-278231) (the “Registration Statement”) of Marex Group plc (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 24, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Marex Group plc

By:	/s/ Ian Lowitt
Name: Ian Lowitt
Title: Chief Executive Officer

cc:	(via email)

Rob Irvin, Marex Group plc

Marc Jaffe, Latham & Watkins LLP

Ian Schuman, Latham & Watkins LLP

Jennifer Gascoyne, Latham & Watkins LLP

Christian Nagler, Kirkland & Ellis LLP

Zoey Hitzert, Kirkland & Ellis LLP